CHRGR, Inc.
A New York Corporation

Financial Statements (Unaudited)
December 31, 2016 and 2015

CHRGR, Inc.

TABLE OF CONTENTS

CHRGR, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 738	$ 13,492
Inventory	5,000	-
Total Current Assets	5,738	13,492
TOTAL ASSETS	$ 5,738	$ 13,492
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 171	$ -
Accrued interest payable	583	-
Advance from stockholder	-	19,575
Convertible notes payable	10,000	-
Total Liabilities	10,754	19,575
Stockholders' Equity (Deficiency):		
Common Stock, $0.0001 par, 1,000,000 shares authorized 20,900 and 0 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	2	2
Additional paid-in capital	53,585	53,585
Accumulated deficit	(58,603)	(59,670)
Total Stockholders' Equity (Deficiency)	(5,016)	(6,083)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 5,738	$ 13,492

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

CHRGR, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

		2016		2015
Net revenues	$	276,980	$	128,389
Costs of net revenues		(140,310)		(77,149)
Gross profit		136,670		51,240
Operating Expenses:				
General & administrative		22,701		10,764
Sales & marketing		112,319		100,146
Total Operating Expenses		135,020		110,910
Loss from operations		1,650		(59,670)
Other Income/(Expense):				
Interest expense		(583)		-
Total Other Income/(Expense)		(583)		-
Provision for income taxes		-		-
Net Income/(Loss)	$	1,067	$	(59,670)

CHRGR, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Common Stock | | | | |
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2014	-	$ -	$ -	$ -	$ -
Issuance of common stock to employee	20,900	2	-	-	2
Contributed capital	-	-	53,585	-	53,585
Net loss	-	-	-	(59,670)	(59,670)
Balance at December 31, 2015	20,900	$ 2	$ 53,585	$ (59,670)	$ (6,083)
Net income	-	$ -	$ -	$ 1,067	$ 1,067
Balance at December 31, 2016	20,900	$ 2	$ 53,585	$ (58,603)	$ (5,016)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

CHRGR, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income/(Loss)	$ 1,067	$ (59,670)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory	(5,000)	-
Increase/(Decrease) in accrued interest payable	583	-
Increase/(Decrease) in accounts payable	171	-
Net Cash Provided by/(Used In) Operating Activities	(3,179)	(59,670)
Cash Flows From Financing Activities		
Advances from/(repayments to) related party	(19,575)	19,575
Proceeds from issuance of convertible note payable	10,000	-
Proceeds from issuance of common stock	-	2
Contributed capital from founder	-	53,585
Net Cash Provided By Financing Activities	(9,575)	73,162
Net Change In Cash	(12,754)	13,492
Cash at Beginning of Period	13,492	-
Cash at End of Period	$ 738	$ 13,492
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

CHRGR, Inc. (the "Company"), is a corporation organized April 18, 2006 under the laws of New York. The Company was incorporated as JMM04, Inc, and subsequently changed its name to CHRGR, Inc. The Company sells and distributes card sized phone chargers through online sales and lifestyle venues nationwide and serves as an advertising medium providing brand-sponsored mobile battery power.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables and no allowances.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $5,000 and $0 as of December 31, 2016 and 2015, respectively, consisted of finished goods held for sale. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $58,602 and $59,670. The Company pays Federal and New York income taxes at rates of approximately 34% and 6.5%, respectively, and has used an effective blended rate of 38.3% to derive net tax assets of $22,439 and $22,848 as of December 31, 2016 and 2015, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a cumulative net loss of $58,603 for the years ended December 31, 2016 and 2015, and holds trivial current assets as of December 31, 2016. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTE PAYABLE

In June 2016, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears interest at 10% and matures after a one year term in June 2017. No principal or interest payments are due prior to maturity, and prepayment is not allowed without the noteholder's consent. $583 of interest expense was recognized to the year ended December 31, 2016 and all $583 remained unpaid and accrued as of December 31, 2016. The note is secured by all assets of the Company.

Upon the next qualified equity financing of at least $1,000,000 (as further defined in the agreement) the noteholder can elect to either receive cash repayment of the then outstanding principal and accrued interest, or, require the Company to repay 50% of the then outstanding principal balance and convert 50% of the then outstanding principal balance, along with accrued and unpaid interest, into the equity securities issued in the triggering financing at a conversion price equal to the price per share implied by a $1,000,000 pre-money valuation on the Company's fully diluted capitalization.

If the note has not converted at the maturity date, then 50% of the then outstanding principal is due and payable and 50% of the then outstanding principal automatically converts into the number of shares of common stock to provide the note holder with 0.5% of the Company's then outstanding common stock. The noteholder can also elect to convert the cash portion, in lieu of cash payment, into the number of shares of common stock to provide the note holder with an additional 0.1% of the Company's then outstanding common stock.

As of December 31, 2016, the convertible promissory note had not been converted and remained outstanding in the full principal amount. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 5: STOCKHOLDERS' EQUITY

The Company authorized 1,000,000 shares of common stock at $0.0001 par value. As of December 31, 2016 and 2015, 20,900 and 0 shares of common stock were issued and outstanding, respectively.

During 2015, the Company's CEO provided cash contributions of $53,585 to the Company, without share issuances.

In May 2016, the Company entered into a restricted stock purchase agreement with an employee, resulting in the issuance of 20,900 shares of common stock at a purchase price of $0.0001 per share. All shares under this agreement were subject to a timed issuance over an eighteen-month service period, but were issued in 2016 and fully satisfied as of December 31, 2016.

Subsequent to December 31, 2016, in March 2017, the Company issued a total of 427,026 shares of common stock to its two co-founders at a price of $0.0001 per share. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest monthly at 1/48 of the total shares for 48 months, commencing March 1, 2015. 222,409 of the shares were vested at the stock issuance date.

NOTE 6: RELATED PARTIES

In the normal course of business, the Company's CEO has advanced funds to the Company to satisfy cash flow needs. The amount due from the Company to the CEO as of December 31, 2015 was $19,575, which was repaid in full during 2016.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Sales Activity

During 2017, the Company entered into a sales contract for approximately $1,500,000 of revenues with a customer.

Stock Issuances

As discussed in Note 5, the Company issued 427,026 shares of common stock at $0.0001 per share.

Management's Evaluation

Management has evaluated subsequent events through March 30, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

FINANCIAL CERTIFICATION

I, John Mullin, certify that: (1) the financial statements of CHRGR, Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of CHRGR, Inc. included in this Form reflects accurately the information reported on the tax return for CHRGR, Inc. filed for the fiscal year ended 2015.

04/03/17

John Mullin, CEO and Co-Founder